This letter constitutes our written notification to the Board of Directors of Swisher International, Inc. regarding certain acts and matters enumerated below. To that end this letter replaces our letter to you dated February 19, 1998.

We confirm our verbal discussion with George Moore on February 18, 1998 of our decision to resign as auditors of Swisher International, Inc. (Swisher or the Company) (Commission File Number 0-21282), effective immediately. Additionally, we hereby withdraw our report, dated January 30, 1997, on the Company's financial statements for the year ended October 31, 1996. Our decision is the result of (i) our conclusion that we are no longer able to rely on management's representations, and (ii) the existence of significant unresolved accounting matters relating to the Company's financial statements as of and for the years ended October 31, 1997 and 1996.

We believe that certain of the matters discussed below have a materially adverse impact on the Company's 1996 and 1997 financial statements. We strongly recommend that the Board of Directors assess the significance of these matters and, where necessary, take timely and appropriate remedial action.

MANAGEMENT REPRESENTATIONS AND FINANCIAL STATEMENT MATTERS
----------------------------------------------------------

Summarized below are the principal matters that caused us to conclude that we are no longer able to rely on management's representations and that there may be illegal acts which could have a material effect on the Company's 1997 and 1996 financial statements. These matters have been previously communicated to various members of the Company's management and the Board of Directors.

     1. The most significant issue was our discovery last weekend of a salesman's activity log which contains information that contradicts management's representations to us regarding the consummation of the sale of a franchise in Ireland. The information contained in that log causes us to (i) conclude that a sale of the franchise had not occurred as of October 31, 1997, and (ii) to further reevaluate the truthfulness and completeness of management's representations to us relating to certain other matters that occurred in the past year. A copy of the salesman's activity log is attached as Exhibit A and a copy of management's memo is attached as Exhibit B.

     2. In March 1997 we were informed by Mike Bernard, the new CFO for Swisher, that there were certain option and warrant agreements that had been executed by management during 1996 that were not disclosed nor accounted for in the Company's financial statements. As part of our audit procedures for 1996 we inquired of management as to the existence of any such agreements. Management failed to inform us of the existence of these agreements. Furthermore, the fiscal 1996 representation letter signed by management asserts that no such agreements existed, other than those disclosed in the financial statements. Upon further inquiry in April 1997, we discovered that these agreements had not been approved by the Swisher Board of Directors. subsequently, the Swisher Board of Directors (i) determined that these agreements were nonenforceable because they were unauthorized, and (ii) caused the Company and the other involved parties to agree that the agreements were not legally enforceable and, therefore, were never effected.

    3. During the performance of our 1997 audit fieldwork, we became aware of two important facts relating to the sale of the Houston franchise by the Company in the third quarter of 1996 that were not previously disclosed to us. This transaction resulted in a gain of $284,017 being recorded by the Company in the third quarter of 1996. The two additional facts are discussed below:

     - The first fact is that the transaction was with Lone Star Hygiene, L.L.C., an entity that was 51 percent owned by Pat Swisher, CEO of the Company. This fact was not disclosed to us nor to the Company's legal counsel who was assisting the Company in the preparation of the Form 10-K for 1996. The related party nature of this transaction was not disclosed in the Company's 1996 financial statements nor in the 1996 Form 10-K. Furthermore, management did not inform us of Pat Swisher's involvement in this transaction when, as a part of our 1996 audit procedures, we inquired about the terms of the transaction and had questions regarding the receivable confirmation response. We were directed by Swisher management to contact Alex Arriaga (the minority shareholder of Lone Star Hygiene, L.L.C. who was otherwise unrelated to the Company) rather than to Pat Swisher, the 51 percent owner of the franchisee.

     - During our 1997 audit procedures, we discovered that there was a management agreement in place relating to this franchise sale. The management agreement covered the period from the date of sale to October 31, 1996. The agreement required the Company to continue to operate the franchise and, as compensation, to retain the revenues and the net profits of such franchise during the period of the agreement. We believe that this agreement indicates the Company retained the control of this franchise during the term of the management agreement and, therefore, the sale should not have been recognized in the third quarter of 1996.

     4. Our 1997 audit procedures identified that there was a related party transaction recorded in the third quarter of 1997, similar to the third quarter 1996 transaction discussed above. In the third quarter of 1997, the Company recorded a $381,000 gain on the sale of the Charlotte Hygiene franchise to Charlotte Hygiene Assoc., a company that is 51 percent owned by Tom Reeder, the Company's Vice President. This transaction was not disclosed in the Company's 1997 third quarter Form 10-Q as a related party transaction. Additionally, this transaction included a management agreement for the period from the sale date to October 31, 1997. We believe this transaction should be disclosed as a related party transaction and that the sale should not have been recorded in the third quarter of 1997. Because we did not complete the audit of the Company's 1997 financial statements, we have formed no conclusion as to when such sale should be recorded.

     5. Our audit procedures in 1996 discovered that the Company had paid the personal expenses of certain management employees. At October 31, 1996, the Company recorded receivables totaling $138,000 from the individuals involved. The 1996 representation letter included management's representations that these amounts would be repaid to the Company in 1997, without the use of any special management compensation or bonuses to cover the amounts owed. However, such amounts were not repaid in 1997 and certain Company payments have continued on behalf of these individuals. During our 1997 audit fieldwork, Pat Swisher and Tom Reeder stated that they will repay the amounts owed by surrendering shares of the Company's common stock. A summary of the issues follows:

     - In 1996, the Company was paying certain split dollar life insurance premiums for Pat Swisher and Tom Reeder. Upon further investigation, we determined that these policies and the related premium payments were not approved by the Company's Board of directors and that such policies were owned by the individuals and not the Company. As a result of this discovery, the individuals involved agreed to repay the Company in 1997 for the amount of premiums paid, which totaled $61,000. No payments had been received by the Company as of the dates of our fiscal 1997 audit
           fieldwork.   When questioned about these unpaid amounts, we were
           informed by management that the cash surrender value is the property of the Company and that the repayment is not required.

     - During the 1996 audit fieldwork, we were asked by George Moore, an independent Director of the Company, to test certain management expense reports. Our procedures indicated that Pat Swisher had submitted multiple reimbursement requests using the same receipt. As a result, Mr. Moore was informed of such payments and, subsequently, the Company recorded a $77,000 receivable from Pat Swisher at October 31, 1996 relating to certain of these overpayments. Similar to the above item, our understanding is that such amounts would be repaid by Mr. Swisher during 1997. However, no payments had been received as of the dates of our 1997 audit fieldwork.

     6. At October 31, 1996, Swisher had a $105,000 receivable from Professional Carpet Systems, Inc. (PCS) that arose from transactions during a period of transition of the Surface Dr. operations from PCS to Swisher.
During our 1996 audit fieldwork, we attempted to confirm this receivable with PCS. However, PCS disagreed with the amount recorded by the Company and confirmed an amount that was approximately $75,000 less than the amount Swisher had recorded. In February 1997, representatives of PCS met at Swisher's offices to resolve the difference. Craig Radke, McGladrey's audit partner, obtained verbal representations from both Swisher management and the PCS representatives of the agreed upon amount, which resulted in no adjustment to the receivable amount recorded on Swisher's accounting records. This amount was subsequently confirmed to us in writing by PCS in February 1997, prior to the issuance of our report. Mr. Radke also obtained a verbal representation from both Swisher management and PCS representatives that the amount was agreed to in total resolution of the issue and that no other side agreements existed and no other cash was to be exchanged. However, in August 1997, PCS brought a lawsuit against Swisher with respect to several items in connection with the sale of Surface Dr. from PCS to Swisher. This lawsuit includes a demand for payment of amounts due under a consulting agreement with Joe Lundsford, a principle in PCS. This consulting agreement was entered into on February 10, 1997 and required Swisher to pay him $80,000 in consulting fees. These events raise a question as to whether Swisher management misrepresented the fact that no other side agreements existed. If Swisher management failed to disclose an existing side agreement Swisher has potentially overstated its receivable from PCS at October 31, 1996.

     7. During the course of our 1996 audit fieldwork, we received representations from Swisher management with respect to certain notes receivable and repurchased franchise assets that were being held for resale.

     - Tom Reeder stated to us that the franchise in Mobile was operational and that the note receivable from this franchisee was valid and should be recognized as revenue. During 1997, this $45,000 note receivable was written off as uncollectible. Additionally, Mr. Reeder now states that the franchise was not really operational at October 31, 1996, but that some business was being done by the franchisee through other franchises that he operates in adjacent territories.

     - We received written representation from management that the Scottsdale franchise had operating revenue of $200,000 as of October 31, 1996. This information was used in our assessment of whether an impairment of this $143,000 asset existed at that date. During our 1997 audit fieldwork, we discovered that this franchise only had revenues of approximately $80,000 for the year and that in 1997 the Company had reduced the carrying value of the franchise by $53,000 as a result of the impairment in value.

WITHDRAWAL OF OUR OPINION ON THE SWISHER FISCAL 1996 FINANCIAL STATEMENTS
-------------------------------------------------------------------------

The significance of the information discussed above indicates the Company's October 31, 1996 financial statements may be materially misstated. As a result, we hereby withdraw our auditor's report dated January 30, 1997 on the October 31, 1996 financial statements of Swisher International, Inc. You should notify those parties who have been provided copies of those financial statements that we have withdrawn our report and that they may no longer rely on our report. The parties to be notified include, but are not limited to, the SEC, any applicable securities exchange, the state franchise board, lenders and other creditors. By February 27, 1998, please provide us with a copy of the correspondence you furnish to these parties notifying them of the withdrawal of our report.

UNRESOLVED ACCOUNTING ISSUES RELATING TO THE FISCAL 1997 FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

In addition to the matters discussed above, at the date of this letter we were having discussions with Swisher management regarding the resolution of certain accounting issues. In particular, we had raised certain concerns regarding the timing of revenue recognition and the need for additional accounting reserves to adequately address the realization of accounts receivable, notes receivable relating to previously recorded franchise sale revenues, and the value of assets held for resale (acquired as a result of the repossession or repurchase of certain franchises). Our audit work in these matters has not been completed. However, it is likely we would have issued a modified opinion if such matters were not ultimately resolved to our satisfaction.

If you have any questions regarding this communication, please contact Mr. William D. Travis, Executive Partner-Audit and Accounting at (612) 921-7780 or Mr. Craig Radke at 704-367-6250. Mr. Travis address is McGladrey and Pullen, LLP, 3600 West 80th Street, Suite 500, Minneapolis, Minnesota 55431.

Notepad:
09-02-97 - JBM - DQ.
09-04-97 - JDR - Sending FedEx 9/3/97.

                       *******************************

Shane Kennelly
Snap-on Tools
5 Balaly Avenue
Dundrum
Dublin 14,
Ireland

Home Phone:  353-129-40261 fax            Work Phone:  353-86-538079 cell
Territory:  Ireland                        Source:  Local ad
First Call:  09-03-97 JBM                  Activity Tracking:
Type:  Surface Doctor

Notepad:
02-10-98 17:10 - JBM - Shane has arrived for training and has paid another $25,000. Still owes another $25,000 and that will be due 3/1.
01-23-98 17:03 - JBM - I met with Shane earlier in the week and interviewed franchise candidates. All is going well but he needs training.
01-20-98 17:12 - VRM - Sent 20 SD packets and PAL videos via Fed. Exp. 12-31-97 08:54 - JBM - Called to say Happy New Year.
12-09-97 - JBM - Lined up meeting for Hugh in Phoenix.
11-26-97 - JBM - I called Shane for an update: He has received ops manual and related stuff I sent. One of the guys we met when I was there last has agreed to come on board and his brother wants another territory. Shane is trying to close down prior to the end of the year. Mentioned Tom's visit in January and he may tie some ads around that. I asked Shane about the training letter and that should not be a big deal.
11-21-97 - JBM - Sent Ops Manual, leads, Franchise agreements and computer books, etc. NEED TO GET TRAINING LETTER.
11-17-97 - JBM - Closed! I met Shane in Dublin and he and his wife (Maura) had dinner with Pat and Pauline Lee. Received docs and money and he is excited. Met three potential buyers and gave him info on McDonagh and O'Brien. Need to send additional information and Ops manual to him and get a training letter.
11-08-97 - JBM - Received fax from Shane saying he is mailing the docs and will wire the Money on Monday. Also, he has set two appointments. I sent fax saying I would pick up everything next Friday and that he should meet me at the hotel at 10:15 on Friday.
11-05-97 - JBM - Tried to call Shane but got fax. Sent fax offering to come to Dublin to help sell subs if we can get paperwork and check back in time. 11-03-97 - JBM - Got lawyer' comments and it was a bit more detailed than Shane let on. Worked thru them and faxed the LOC and the wiring instructions. Holding out a visit next week in case there is a problem.
10-30-97 - JBM - Shane called today to say that he has pushed his lawyer and that he is in agreement with the fax I sent him last night. All is well and moving forward.

10-29-97 - JBM - I called Shane again and got him. He was in to see the lawyer today and should have any concerns by the end of the week. Sending fax explaining how everything is to go down and sending the MLA's out today and will do a "LETTER" on Friday.
10-29-97 - JBM - I tried Shane last nite and again this morning and there is no answer at his home. Left message on his cell phone today. Running? 10-25-97 - JBM - Shane visited for a walk thru and has agreed to buy the ML. He will visit with his lawyer on the 28th and fax to me any questions - we have gone thru the Agreement and there is not a major problem. I will send out two copies of the docs on the 29th and he will sign and return one set with the $25K. Need to send the training letter as well.
10-15-97 - JBM - Sent a fax saying I will pick up at the airport and gave general weather and itenerary information.
10-12-97 - JBM - Sent fax saying I will make hotel reservation and send rough itenerary.
10-08-97 - RPM - Spoke with Shane and told him a schedule and will make hotel. 10-01-97 - JBM - Received fax saying he is coming to visit on the 22nd and I replied to him that is fine and we will pay for hotel costs. He is to advise when flight is booked.
09-23-97 - JBM - Received a fax from Shane that says he wants to meet again and also wants to meet Pat Lee. EXTREMELY interested in moving forward. Sent reply.
09-20-97 - JBM - Met with Shane and he is our number 1 guy considering everything. Distributor for Snap-On and knows franchising. Has the money and wouldn't be strapped. Very interested and we should get him here.
09-09-97 - JBM - Sent fax asking if received and if interested.
09-04-97 - JDR - Sending video/pkt. via Federal Express 9/3/97.

            ********************************************

Michael Kilkelly
43 Westbrook
Barna Road
Galway,
Ireland

Home Phone:                  Work Phone:
Territory:  Ireland                  Source:  Ad
First Call:  09-08-97 JBM            Activity Tracking:
Type:  Surface Doctor

Notepad:
09-20-97 - JBM - DQ.
09-16-97 - RPM - Email did not go thru. Gave Bruce a phone number to call. 09-16-97 - RPM - Email out requesting call for appt. Hotel in Ireland given. 09-09-97 - VRM - Package sent.

            ******************************************

Richard Lewis
Barrack Street
Templemore
County Tipperary,
Ireland

Home Phone:                  Work Phone:  0504-31220
Territory:  Ireland                  Source:  Ad
First Call:  09-08-97 JBM                  Activity Tracking:

February 13, 1998



TO:            Mr. Chuck Cendrowski

FROM:          Bruce Mullan

SUBJECT:       Sale of "Ireland" for Surface Doctor
               Shane Kennelly
               5 Balaly Avenue
               Dundrum
               Dublin 14 Ireland
               TEL:  353-129-40261

Dear Chuck:

Per your request, I have listed below the time line concerning the sale of our Surface Doctor Master License to Mr. Shane Kennelly:

      Aug. 31, 1997            -      Ran ad in the "Irish Independent"
                                      newspaper
      Sept. 7, 1997            -      Ran second ad in the "Irish Independent"
      Sept. 15-20-1997         -     Interviewed Irish prospects in Ireland,
                                      including Mr. Kennelly.
      Oct. 22-25, 1997      -       Mr. Kennelly visits Charlotte, tours
                              Charlotte Corporate operation and spends time
                              with department heads covering franchise support
                              structure.  I cover franchise sales -- Mr.
                              Kennelly agrees to purchase pending review by
                              his attorney.
      Oct. 30, 1997            -   Deal closed after acceptance of "Letter of
                                   Clarification".
      Nov. 3, 1997            -    I was scheduled to visit Ireland to
                                   interview prospective subfranchisees and
                                   to pick up the Agreement -- this visit was
                                   delayed a week due to problems in other
                                   areas.
      Nov. 10-15, 1997      - Visited the UK and then Ireland where I picked
                              up the Agreement and interviewed prospective subfranchisees.

Chuck, I trust that this will clarify the situation satisfactorily. Please let me know if you have further questions.

Bruce